EMAIL: KSchlesinger@olshanlaw.com DIRECT DIAL: 212.451.2252

October 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance

Re:	BitNile Metaverse, Inc. Registration Statement on Form S-1 (No. 333-275122)

Ladies and Gentlemen:

On behalf of BitNile Metaverse, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:30 p.m., Eastern time, on Monday, October 30, 2023, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Kenneth Schlesinger
Kenneth Schlesinger

cc:	Henry C.W. Nisser, Esq.

Spencer G. Feldman, Esq.

BitNile Metaverse, Inc.
303 Pearl Parkway, Suite 200
San Antonio, Texas 78215

October 26, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance

Re:	BitNile Metaverse, Inc. Registration Statement on Form S-1 (No. 333-275122)

Ladies and Gentlemen:

BitNile Metaverse, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m., Eastern time, on Monday, October 30, 2023, or as soon as possible thereafter.

Very truly yours,

BITNILE METAVERSE, INC.

By:	/s/ Henry C.W. Nisser
Henry C.W. Nisser
President, General Counsel and Director